



Tarek M. Ragheb · 3rd

CEO and Founder at INTech International

Egypt · 500+ connections · **Contact info**

 **INTech International**

 **Temple University**

Experience



CEO and Founder

INTech International

Jan 2015 – Present · 5 yrs 9 mos

INTech International Ltd. is a premier company focused on business solutions
and regional investments in the Middle East and Africa with a particular focus on aerospace,
defense, security and aviation

In January 2017 INTech International launched its INTech Investment Africa HQ offices. The
African operation is investing in green projects such as waste to paper , mining ,
pharmaceuticals and consumer services .



Chairman and Founder

African Business Aviation Association (AfBAA)

2012 – Present · 8 yrs

Cairo

The African Business Aviation Association (AfBAA) is a not-for-profit corporation that aims to
promote the understanding and benefits that Business Aviation provides for Africa's economic
development and prosperity through its unwavering commitment to the organization's Guiding
Principles, thus offering assistance and support to enterprises, entrepreneurs, busir ...**see mor**

AfBAA | African



Business Aviation



Gulfstream Aerospace
20 yrs



Senior Consultant
2012 – 2014 · 2 yrs
Savannah, Georgia Area U.S



Senior Vice President of Europe, Middle East & A
1994 – 2012 · 18 yrs
Savannah, Georgia Area U.S



President, Middle East
Martin Marietta
1992 – 1994 · 2 yrs
Middle East region



Martin Marietta |
Aggregates & Heavy...



Vice President, General Electric Aerospace
GE
1988 – 1992 · 4 yrs
Middle East and North Africa

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Education



Temple University
Bachelors of arts degree, Political science and economics
1976 – 1978

Skills & Endorsements

Strategic Planning · 28

 Endorsed by **Farrukh Abbas, who is highly skilled at this**

 Endorsed by **3 of Tarek M.'s colleagues a**

Negotiation · 23

 Endorsed by **4 of Tarek M.'s colleagues at Gulfstream A**

Aerospace · 23

 Endorsed by **Willis Brown, who is highly skilled at this**

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